Exhibit 11.1

Securities Dealing Code

This Group Securities Dealing Code applies to all Pearson employees and members of the Board of Pearson plc (the Company). The rules are designed to ensure that you do not misuse, or place yourself under suspicion of misusing, information about Pearson which you have, and which is not available to other investors.

Failure to comply with this Code may result in internal disciplinary procedures. Depending on the circumstances it may also mean that you and any other person involved in a prohibited dealing has committed civil and/or criminal offences.

If you are not sure whether you can deal in securities of the Company, please read the practical guidance set out on the next page or speak to the Company Secretary (companysecretary@pearson.com).

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1.

You cannot at any time tell anyone (including your family, friends and/or business acquaintances) any confidential information about Pearson. In addition, if any information you have about the Company is also “inside information” (see practical guidance on the next page) you cannot:

•	deal in any securities of the Company or any instruments linked to them;

•	recommend, encourage, induce, or otherwise cause somebody else to do the same; and/or

•	disclose the inside information to anyone, except where you are authorised and required to do so as a part of your employment or duties (you will know if this is the case).

This behaviour is known as “insider dealing” and “unlawful disclosure of inside information”. The prohibition on insider dealing applies even if you will not profit from the dealing.

2.

From time to time, as a part of your employment or duties, you may come across information which is not inside information in relation to Pearson, but which is inside information in relation to a different company (for example, a company that is a customer of or supplier to Pearson). You must not do any of the above in relation to that company or its securities when you have inside information in relation to that company.

3.	This policy continues to apply to Pearson’s employees and directors after they are no longer affiliated with Pearson for so long as they still possess inside information about Pearson.

4.

It is Pearson’s policy that certain individuals may from time to time be designated “Restricted Persons”. This is because their involvement in a particular transaction or business situation (for example, the annual results process) means that they may have access to sensitive information. You will be notified if you have been designated a Restricted Person and will also be notified when you are no longer a Restricted Person. All PDMRs of Pearson are automatically a Restricted Person under this policy.

Clearance to deal requirement for Restricted Persons

If and for so long as you are a Restricted Person, you cannot deal in the Company’s securities without obtaining advance clearance from the Company Secretary by submitting a dealing request on the Pearson Insider Management portal pearsoninsidermanagement.com. You will be required to provide details about your proposed dealing and also confirm that you do not have any inside information.

Dealing in the Company’s securities covers a wide range of transactions including:

•	buying shares

•	selling shares

•	transferring shares (e.g. to another account in your name or to your spouse)

•	making elections in relation to your employee share plans, including Pearson’s Save For Shares plan.

Clearance must be sought before any dealing is undertaken, including before any elections are made in connection with employee share plans. The only exception to this clearance requirement is where the Company Secretary or Shareplans team has sent you an official notification stating that clearance is not required in relation to a particular type of dealing.

The Company will not normally give you reasons why you have been designated a Restricted Person or if you are refused permission to deal. You must keep any refusal confidential and not discuss it with any person. Where permission to deal is given, you will be required to deal as soon as possible and in any event within two business days of the permission being given. Even if you receive permission to deal, you may not deal in the Company’s securities if you become aware of inside information before you execute the transaction. You may from time to time also be notified by the Company that you are on an Insider List (and you will also be notified when this is no longer the case). If you are on an Insider List you will be deemed to have inside information about the Company.

Securities Dealing Code – practical guidance

The Securities Dealing Code refers to three key concepts: “inside information”, “dealing” and “securities”. These are derived from detailed legal provisions. Below we give some summary practical guidance on those concepts.

If you have any questions about them or this Code, please speak to the Company Secretary.

Inside information - information about Pearson which is not publicly available and either (1) would be likely to have a significant effect on the Company’s share price if announced or (2) would be important to a reasonable investor in making an investment decision to trade in Pearson’s securities.

Dealing - covers a very wide range of transactions in a company’s securities, for example, buying or selling securities of the Company. It also includes making elections in relation to options under any of our share plans, transferring shares between accounts in your own name, to your spouse or to a third-party (including as a gift), using the Company’s shares as security for a loan and entering into any derivative contract which relates to the Company’s securities.

If you have entered into a commitment to deal at a time when you were not restricted, any consequential dealing may be permissible (for example, in relation to Pearson’s share plans). You should speak to the Company Secretary if you think this might apply to you.

Securities - covers any securities of Pearson including, for example, shares, bonds, notes and depositary receipts and any financial instruments linked to them, such as options and other derivatives.